===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                (Amendment No. 8)


                               WESTWOOD ONE, INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    961815107
                                 (CUSIP Number)


                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-4321
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                     September 22, 1999 and October 1, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

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NY2:\812561\06\H#Z506!.DOC\80764.0005
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
CUSIP No. 961815107                                             13D                                            Page 2 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                CBS CORPORATION (FORMERLY
                                                                                   WESTINGHOUSE ELECTRIC
                                                                                   CORPORATION)
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         25-0877540
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Pennsylvannia
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          10,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        17.90%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 961815107                                             13D                                            Page 3 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                WESTINGHOUSE CBS
                                                                                   HOLDING COMPANY, INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         25-1776511
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          10,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        17.90%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 961815107                                             13D                                            Page 4 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                CBS BROADCASTING INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-0590730
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                          10,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                     10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        17.90%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 961815107                                             13D                                            Page 5 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY BROADCASTING
                                                                                   CORPORATION

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-4030071
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                             2,000,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           8,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                        2,000,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                10,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        17.90%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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CUSIP No. 961815107                                             13D                                            Page 6 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY MEDIA CORPORATION
                                                                                   (FORMERLY INFINITY
                                                                                   BROADCASTING CORPORATION)
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         13-2766282
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  N/A
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  None
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                           8,000,000
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             None
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.32%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


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
CUSIP No. 961815107                                             13D                                            Page 7 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON:                                INFINITY NETWORK, INC.

                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY):                         52-1859471
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  AF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                   Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                             8,000,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                None
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                        8,000,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           None
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 8,000,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.32%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------

CUSIP NO.  961815107

                     This Amendment No. 8 amends and supplements the statement on Schedule 13D, dated February 14, 1994 and amended on February 10, 1995, December 8, 1995, September 20, 1996, December 30, 1996, January 10, 1997, February 19, 1998 and September 2, 1999 (the "Schedule 13D"), by Infinity Network, Inc. ("INI") (an indirect wholly-owned subsidiary of Infinity Broadcasting Corporation ("Infinity Broadcasting"), an approximately 82% indirect subsidiary of CBS Corporation (formerly Westinghouse Electric Corporation) ("CBS")), Infinity Media Corporation (formerly known as Infinity Broadcasting Corporation) ("Infinity Media"), and CBS with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"), as follows:

ITEM  4.   PURPOSE OF TRANSACTION

                     Item 4 is amended to report the vesting of the Second Management Warrant, as described in Item 5 below.

ITEM  5.   INTEREST IN SECURITIES OF THE ISSUER

                     Item 5 is amended to report (i) the consummation of the Metro Merger (as defined below), (ii) the Voting Agreement described below, and
(iii) the vesting of Infinity Broadcasting's Second Management Warrant, as hereinafter defined, to purchase 1,000,000 shares of Common Stock at a price of $25.00 per share.

                     Metro Merger. The merger (the "Metro Merger") of a wholly-owned subsidiary of the Issuer with and into Metro Networks, Inc. ("Metro") was consummated on September 22, 1999. In the Metro Merger, each issued and each outstanding share of common stock, par value $.001 per share, of Metro ("Metro Common Stock") was converted into the right to receive 1.5 shares of Common Stock. Based on the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 1, 1999, an aggregate of 16,741,480 shares of Metro Common Stock was outstanding immediately prior to the effective time of the Metro Merger and, accordingly, approximately 25,112,220 shares of Common Stock will be issued pursuant to the Metro Merger. The percentages of the Common Stock beneficially owned by the reporting persons as indicated on the cover page of this Amendment No. 8 give effect to the issuance of shares of Common Stock pursuant to the Metro Merger.

                     Voting Agreement. On September 22, 1999 Infinity Broadcasting entered into a Voting Agreement, dated as of September 22, 1999 (the "Voting Agreement"), with David Saperstein ("Saperstein") in connection with the consummation of the Metro Merger. Pursuant to the Voting Agreement, Infinity Broadcasting agreed with Saperstein that it would vote (or cause to be voted) all shares of capital stock of the Issuer owned or controlled by it or its affiliates that are entitled to vote for the election of directors of the Issuer, whether then owned or controlled or ownership or control is thereafter acquired, in favor of the election of Saperstein and his designee (the "Saperstein Designee") to the Board of Directors of the Issuer, to the extent

Saperstein and/or the Saperstein Designee have been nominated by the Issuer's Board of Directors or a committee thereof for election as a director of the Issuer. As of September 22, 1999 (after giving effect to the Metro Merger), Mr. Saperstein was the beneficial owner of 11,723,413 shares of Common Stock (the "Saperstein Shares") and 3,824,625 shares of Series A Convertible Preferred Stock of the Issuer. Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock and is entitled to one vote.

                     In addition, pursuant to the Voting Agreement, Saperstein agreed with Infinity Broadcasting that it would vote (or cause to be voted) all shares of capital stock of the Issuer owned or controlled by it or its affiliates that are entitled to vote for the election of directors of the Company, whether then owned or controlled or ownership or control is thereafter acquired, in favor of the election of such persons as Infinity shall have selected as designees for election to the Board of Directors of the Issuer (collectively, "Infinity Designees") to the Board of Directors of the Issuer, to the extent that the Infinity Designees have been nominated by the Issuer's Board of Directors or a committee thereof for election as a director of the Issuer. In addition, each of the parties agreed that it would vote (i) in favor of (A) the removal from the Issuer's Board of Directors of the Saperstein Designee or an Infinity Designee, as the case may be, when such removal is demanded by Saperstein or Infinity Broadcasting, as the case may be, and (B) the election of a successor designee of Saperstein or Infinity Broadcasting, as the case may be, to fill any vacancy caused by such removal or by the resignation, death of disability of the applicable designee and (ii) in opposition to any attempt to remove (other than for cause) Saperstein or the Saperstein Designee or the Infinity Designees, as the case may be, without the written consent of the stockholder who designated the director that is the subject of such attempt to remove.

                     The Voting Agreement will terminate upon the earliest to occur of (a) September 22, 2003, (b) the date as of which Infinity Broadcasting or Saperstein (each including its affiliates) owns or controls less than 50% of the number of shares of capital stock of the Issuer owned or controlled by such stockholder (and its Affiliates) on September 22, 1999 (after giving effect to the Metro Merger) and (c) the written agreement of each of the parties to terminate the Voting Agreement.

                     According to the Schedule 13D filed by Mr. Saperstein on October 5, 1999, Mr. Saperstein owns an additional 1,575,375 shares of Common Stock which are pledged to secure certain loans and whose beneficiaries are Mr. Saperstein's children. Mr. Saperstein disclaims beneficial ownership of such shares. In such Schedule 13D, Mr. Saperstein also disclaimed beneficial ownership of his 3,824,625 shares of Series A Convertible Preferred Stock since, upon conversion of such shares into Common Stock, Mr. Saperstein is required to repay to the Issuer an equal number of shares of Common Stock that are the subject of a stock loan made by Metro to Mr. Saperstein and assumed by the Issuer in connection with the Metro Merger. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock and Series A Convertible Preferred Stock owned by Mr. Saperstein.

                     Management Warrants. On June 1, 1999, as additional compensation to Infinity Broadcasting under the Management Agreement, dated as of March 30, 1999, by and between the Issuer and Infinity Broadcasting (the "Management Agreement"), the Issuer issued to Infinity Broadcasting two warrants (the "Management Warrants"), each dated as of March 30, 1999, to purchase up to an aggregate of 2,000,000 shares of Common Stock exercisable as follows: (i) an aggregate of 1,000,000 shares of Common Stock at a price of $20.00 per share if the Common Stock reaches a price per share of at least $30.00 on at least twenty
(20) out of thirty (30) consecutive days during which the national securities exchanges are open for trading (the "First Management Warrant") and (ii) an aggregate of 1,000,000 shares of Common Stock at a price of $25.00 per share if the Common Stock reaches a price per share of at least $40.00 on at least twenty
(20) out of thirty (30) consecutive days during which the national securities exchanges are open for trading (the "Second Management Warrant"). On April 30, 1999, the Common Stock reached a price of at least $30.00 per share on at least 20 out of 30 consecutive days during which the national securities exchanges were open for trading, and, accordingly, the First Management Warrant vested. On October 1, 1999 the Common Stock reached a price of at least $40 per share on at least twenty out of thirty consecutive days during which the national securities exchanges were open for trading, and, accordingly, the Second Management Warrant vested. The Management Warrants may be exercised at any time prior to the close of business on March 31, 2009, after which time such Warrants will terminate.

                     Item 5 is further amended to report that, (a) effective September 22, 1999 (i) each of CBS, CBS Holding and CBS Broadcasting indirectly beneficially owned an aggregate of 9,000,000 shares of Common Stock, (ii) Infinity Broadcasting beneficially owned an aggregate of 1,000,000 shares (directly) and 8,000,000 shares (indirectly) of Common Stock, (iii) Infinity Media indirectly beneficially owned an aggregate of 8,000,000 shares of Common Stock and (iv) INI directly beneficially owned an aggregate of 8,000,000 shares of Common Stock and (b) effective October 1, 1999 (i) each of CBS, CBS Holding and CBS Broadcasting indirectly beneficially owned an aggregate of 10,000,000 shares of Common Stock, (ii) Infinity Broadcasting beneficially owned an aggregate of 2,000,000 shares (directly) and 8,000,000 shares (indirectly) of Common Stock, (iii) Infinity Media indirectly beneficially owned an aggregate of 8,000,000 shares of Common Stock and (iv) INI directly beneficially owned an aggregate of 8,000,000 shares of Common Stock.

                     As previously reported, the filing persons are aware that certain executive officers and directors of the filing persons own Common Stock of Westwood and/or hold options to acquire Common Stock of the Issuer. Item 5 is further amended to report that as of the date of this filing, these executive officers and directors beneficially owned 1,178,149 shares of Common Stock.

                     Based on the 30,751,035 shares of Common Stock outstanding as of September 22, 1999, as reported by the Issuer in its Form 8-K filed with the SEC on October 1, 1999, and assuming the issuance of 25,112,220 shares of Common Stock in connection with the Metro Merger, CBS, CBS Holding, CBS Broadcasting and Infinity Broadcasting each were beneficial owners of approximately 17.90%, and Infinity Media and INI each were the beneficial owners of approximately 14.32%, of the outstanding shares of Common Stock. INI has sole power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Infinity Media has shared power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Infinity Broadcasting has sole power to vote and to dispose or to direct the disposition of 2,000,000 shares of Common Stock, and shared power to vote and to dispose or to direct the disposition of 8,000,000 shares of Common Stock. Each of CBS, CBS Holding and CBS Broadcasting has shared power to vote and to dispose or to direct the disposition of 10,000,000 shares of Common Stock.

                     Item 5 is further amended to report that, except for the exercise by INI of warrants to purchase 3,000,000 shares of Common Stock on August 20, 1999 (as described in Item 4 of Amendment No. 7 to the Schedule 13D), no transactions in shares of Common Stock have been effected during the past sixty days by the filing persons or, to the best of the filing persons' knowledge, by any person identified in Schedule I to Amendment No. 7 to the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Item 6 is amended to report the execution of the Voting Agreement, as described in Item 5 above. The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement attached hereto as Exhibit 1.

                     Reference is made to the description of the Management Warrants in Item 5 above. The description of the Management Warrants set forth in Item 5 does not purport to be complete and is qualified in its entirety by reference to the Management Warrants attached as Exhibits 2 and 3 to Amendment No. 7 to the Schedule 13D.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

1. Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

                     Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 8, remains unchanged.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Date:  October 13, 1999

                                         CBS CORPORATION

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary



                                         WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary



                                         CBS BROADCASTING INC.

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary



                                         INFINITY BROADCASTING CORPORATION

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary



                                         INFINITY MEDIA CORPORATION

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary



                                         INFINITY NETWORK, INC.

                                         By: /s/ Angeline C. Straka
                                             ----------------------------------
                                             Angeline C. Straka
                                             Vice President and Secretary

                                    EXHIBITS


1. Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.